PLEASE REPLY TO:
V & R MANAGEMENT SERVICES AG
HINTERBERGSTRASSE 22, 6330 CHAM
SWITZERLAND TEL: +41 41 727 2355

RICHEMONT



05007980

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

26 April 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the announcement in English announcing the unaudited sales figures for the financial year ended 31 March 2005. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Sufe

Alan Grieve

Enclosures

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

cc: Mr Richard L Muglia

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE

26 APRIL 2005

UNAUDITED SALES FIGURES FOR THE FINANCIAL YEAR ENDED 31 MARCH 2005

Richemont, the Swiss luxury goods group, announces unaudited sales for the year ended 31 March 2005 of € 3 717 million.

- Total sales for the year were 10 per cent above the prior year at actual exchange rates.
- The positive sales trend seen in the pre-Christmas period continued during the final quarter, although at a slightly lower growth rate due to more demanding prior year comparative figures.
- Both the Asia-Pacific and Americas regions contributed strongly to the growth seen during the year, with Europe also showing growth over the twelve months of 10 per cent.
- The Group's jewellery Maisons, specialist watchmakers and writing instruments manufacturers all contributed to the year's double-digit growth.

Sales by geographic region for the year

	March 2005 € m	March 2004 € m	Movement at Constant rates	Movement at Actual rates
Europe	**1 607**	1 458	+ 10 %	+ 10 %
Japan	**642**	625	+ 5 %	+ 3 %
Asia-Pacific	**766**	637	+ 26 %	+ 20 %
Americas	**702**	655	+ 14 %	+ 7 %
	3 717	3 375	+ 13 %	+ 10 %

In Europe, sales increased by 10 per cent, with solid growth rates in major markets, such as France and Italy, and in developing markets such as Russia and the Middle East.

Overall, sales in Japan increased by 5 per cent at constant rates, with the Group's Jewellery Maisons, Cartier and Van Cleef & Arpels, reporting sales growth of 4 per cent during the year.

The Asia-Pacific region reported a strong increase of 26 per cent in constant currency terms for the year as a whole, the first quarter of the comparative period having been adversely impacted by the SARS epidemic and consequent decline in tourism. Adverse foreign exchange effects reduced this increase to 20 per cent at actual exchange rates.

Sales in the Americas grew by 14 per cent for the year at constant rates. The Group's Jewellery Maisons reported double-digit growth at constant rates, as did the Group's specialist watchmakers. At actual rates, growth for the year in the region was limited to 7 per cent.

Sales by business area for the year

	March 2005 € m	March 2004 € m	Movement at Constant rates	Movement at Actual rates
Jewellery Maisons	**1 956**	1 808	+ 11 %	+ 8 %
Specialist watchmakers	**885**	780	+ 16 %	+ 13 %
Writing instrument manufacturers	**427**	389	+ 13 %	+ 10 %
Leather and accessories Maisons	**265**	258	+ 5 %	+ 3 %
Other businesses	**184**	140	+ 33 %	+ 31 %
	3 717	3 375	+ 13 %	+ 10 %

Sales of the Group's Jewellery Maisons – Cartier and Van Cleef & Arpels – grew by 8 per cent at actual exchange rates. Particularly strong growth was reported in the Asia-Pacific region, with lower rates of increase in Europe and the Americas. Cartier's new products launched worldwide during the year contributed significantly to the good performance.

The Group's specialist watchmakers reported sales growth of 13 per cent at actual exchange rates.

In terms of the Group's writing instrument manufacturers, Montblanc reported double-digit sales growth, benefiting from new product launches and a higher level of sales through its own boutique network.

Within the leather and accessories segment, Alfred Dunhill's sales in the United States and Europe were somewhat lower as a consequence of boutique closures, but were more than compensated by growth in Asian markets. Lancel's sales, also reported in this segment, were broadly in line with the prior year.

The strong performance in 'Other businesses' reflected the particularly good sales growth reported by Chloé.

At actual exchange rates, retail sales increased by 8 per cent to € 1 509 million. Wholesale sales at actual rates increased by 11 per cent to € 2 208 million.

The preliminary announcement of the Group's audited results for the year ended 31 March 2005 will be released on 9 June 2005.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Montblanc, Alfred Dunhill and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds an 18.3 per cent interest in the ordinary share capital of British American Tobacco.

Press inquiries: Mr Alan Grieve, Director of Corporate Communications
Tel: + 41 22 715 3500

Analysts' inquiries: Ms Sophie Cagnard-Fabrici, Head of Investor Relations
Tel: + 33 1 5818 2597